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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Volcano Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

928645100

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b) [ ] Rule 13d-1(c) [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 13 Pages

Exhibit Index:  Page 12

CUSIP No. 928645100	13G	Page 2 of 13 Pages

1.	Name of Reporting Person: FFC Partners II, L.P. I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,043,146
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,043,146
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,043,146
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 8.1%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 928645100	13G	Page 3 of 13 Pages

1.	Name of Reporting Person: FFC GP II, LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,043,146
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,043,146
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,043,146
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 8.1%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 928645100	13G	Page 4 of 13 Pages

1.	Name of Reporting Person: FFC Executive Partners II, L.P. I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 43,820
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 43,820
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,820
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0.1%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 928645100	13G	Page 5 of 13 Pages

1.	Name of Reporting Person: FFC Executive GP II, LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 43,820
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 43,820
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,820
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0.1%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 928645100	13G	Page 6 of 13 Pages

1.	Name of Reporting Person: Carlos A. Ferrer I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 3,091,966 (1)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 3,091,966 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,091,066 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 8.2% (1)
12.	Type of Reporting Person (See Instructions): IN

(1) Includes 5,000 Shares held by the Carlos A. Ferrer 1994 Investment Trust, of which Mr. Ferrer’s spouse and brother serve as trustees.  Mr. Ferrer disclaims beneficial ownership of these Shares.

CUSIP No. 928645100	13G	Page 7 of 13 Pages

1.	Name of Reporting Person: David Freeman I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 3,086,966
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 3,086,966
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,086,966
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 8.2%
12.	Type of Reporting Person (See Instructions): IN

Item 1(a).

Name of Issuer:

Volcano Corporation (the “Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices:

2870 Kilgore Road, Rancho Cordova, California 95670

Item 2(a).

Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

FFC Partners II, L.P.;

FFC GP II, LLC;

FFC Executive Partners II, L.P.;

FFC Executive GP II, LLC;

Carlos A. Ferrer; and

David Freeman.

FFC GP II, LLC is the general partner of FFC Partners II, L.P., and FFC Executive GP II, LLC is the general partner of FFC Executive Partners II, L.P.  The managing members of each of FFC GP II, LLC and FFC Executive GP II, LLC are Mr. Ferrer and Mr. Freeman.

Item 2(b).

Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is The Mill – 10 Glenville Street, Greenwich, CT 06830.

Item 2(c).

Citizenship:

FFC Partners II, L.P. is a Delaware limited partnership;

FFC GP II, LLC is a Delaware limited liability company;

FFC Executive Partners II, L.P. is a Delaware limited partnership;

FFC Executive GP II, LLC is a Delaware limited liability company;

Carlos A. Ferrer is a United States citizen; and

David Freeman is a United States citizen.

Item 2(d).

Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).

CUSIP Number:

928645100

Item 3.

If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Page 8 of 13 Pages

Item 4.

Ownership.

(a)

Amount beneficially owned:

As of December 31, 2006, each of the Reporting Persons may be deemed to be the beneficial owner of the following Shares:

(i)  Each of FFC Partners II, L.P. and FFC GP II, LLC may be deemed to the beneficial owner of the 3,043,146 Shares held for the account of FFC Partners II, L.P.

(ii)  Each of FFC Executive Partners II, L.P. and FFC Executive GP II, LLC may be deemed to be the beneficial owner of the 43,820 Shares held for the account of FFC Executive Partners II, L.P.

(iii)  Mr. Ferrer may be deemed to be the beneficial owner of 3,091,966 Shares.  This number consists of 3,043,146 Shares held for the account of FFC Partners II, L.P., 43,820 Shares held for the account of FFC Executive Partners II, L.P. and 5,000 Shares held for the account of the Carlos A. Ferrer 1994 Investment Trust, of which Mr. Ferrer’s spouse and brother serve as trustees.  Mr. Ferrer disclaims beneficial ownership of the Shares held for the account of the Carlos A. Ferrer 1994 Investment Trust.

(iv)  Mr. Freeman may be deemed to be the beneficial owner of 3,086,966 Shares.  This number consists of 3,043,146 Shares held for the account of FFC Partners II, L.P. and 43,820 Shares held for the account of FFC Executive Partners II, L.P.

(b)

Percent of class:

The following percentages are calculated on the basis of the Issuer having 37,614,000 outstanding Shares:

(i)  The number of Shares of which each of FFC Partners II, L.P. and FFC GP II, LLC may be deemed to the beneficial owner constitutes approximately 8.1% of the total number of outstanding Shares.

(ii)  The number of Shares of which each of FFC Executive Partners II, L.P. and FFC Executive GP II, LLC may be deemed to be the beneficial owner constitutes approximately 0.1% of the total number of outstanding Shares.

(iii)  The number of Shares of which Mr. Ferrer may be deemed to be the beneficial owner constitutes approximately 8.2% of the total number of outstanding Shares.

(iv)  The number of Shares of which Mr. Freeman may be deemed to be the beneficial owner constitutes approximately 8.2% of the total number of outstanding Shares.

(c)

Number of Shares as to which each of the Reporting Persons has:

FFC Partners II, L.P. and FFC GP II, LLC

(i)

Sole power to vote or to direct the vote:

3,043,146

(ii)

Shared power to vote or to direct the vote:

0

(iii)

Sole power to dispose or to direct the disposition of:

3,043,146

(iv)

Shared power to dispose or to direct the disposition of:

0

FFC Executive Partners II, L.P. and FFC Executive GP II, LLC

(i)

Sole power to vote or to direct the vote:

43,820

(ii)

Shared power to vote or to direct the vote:

0

(iii)

Sole power to dispose or to direct the disposition of:

43,820

(iv)

Shared power to dispose or to direct the disposition of:

0

Page 9 of 13 Pages

Mr. Ferrer

(i)

Sole power to vote or to direct the vote:

0

(ii)

Shared power to vote or to direct the vote:

3,091,966*

(iii)

Sole power to dispose or to direct the disposition of:

0

(iv)

Shared power to dispose or to direct the disposition of:

3,091,966*

* Includes 5,000 Shares as to which Mr. Ferrer disclaims beneficial ownership.

Mr. Freeman

(i)

Sole power to vote or to direct the vote:

0

(ii)

Shared power to vote or to direct the vote:

3,086,996

(iii)

Sole power to dispose or to direct the disposition of:

0

(iv)

Shared power to dispose or to direct the disposition of:

3,086,996

Item 5.

Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

Not applicable.

Page 10 of 13 Pages

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007

FFC PARTNERS II, L.P.

By:

FFC GP II, LLC, as its general partner

By:

/s/ Carlos A. Ferrer

Name:  Carlos A. Ferrer
Title:  Managing Member

FFC GP II, LLC

By:

/s/ Carlos A. Ferrer

Name:  Carlos A. Ferrer
Title:  Managing Member

FFC EXECUTIVE PARTNERS II, L.P.

By:

FFC EXECUTIVE GP II, LLC, as its general partner

By:

/s/ Carlos A. Ferrer

Name:  Carlos A. Ferrer
Title:  Managing Member

FFC EXECUTIVE GP II, LLC

By:

/s/ Carlos A. Ferrer

Name:  Carlos A. Ferrer
Title:  Managing Member

CARLOS A. FERRER

By:

/s/ Carlos A. Ferrer

DAVID FREEMAN

By:

/s/ David Freeman

Page 11 of 13 Pages

EXHIBITS

Exhibit A

Joint Filing Agreement

Page 12 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of Volcano Corporation and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2007.

FFC PARTNERS II, L.P.

By:

FFC GP II, LLC, as its general partner

By:

/s/ David Freeman

Name:  David Freeman
Title:  Managing Member

FFC GP II, LLC

By:

/s/ David Freeman

Name:  David Freeman
Title:  Managing Member

FFC EXECUTIVE PARTNERS II, L.P.

By:

FFC EXECUTIVE GP II, LLC, as its general partner

By:

/s/ David Freeman

Name:  David Freeman
Title:  Managing Member

FFC EXECUTIVE GP II, LLC

By:

/s/ Carlos A. Ferrer

Name:  Carlos A. Ferrer
Title:  Managing Member

CARLOS A. FERRER

By:

/s/ Carlos A. Ferrer

DAVID FREEMAN

By:

/s/ David Freeman

Page 13 of 13 Pages